Total Pages: 13
Index to Exhibits, Page 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[**X**] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2003**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ TO ______________ Commission file number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

Valmont Employee Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2003 and 2002 and Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Valmont Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Valmont Employee Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 11, 2004

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
INVESTMENTS, at fair value:		
Wells Fargo Stable Return Fund	$ 58,195,092	$ 59,783,542
Mutual Funds:		
PIMCO Total Return Fund	7,493,598	7,299,615
The Putnam Fund for Growth and Income	22,306,163	19,217,346
Putnam Voyager Fund	20,494,152	17,086,296
Putnam New Opportunities Fund	8,399,350	6,061,744
Putnam International Growth Fund	12,344,151	9,889,148
Putnam Asset Allocation Funds:		
Growth Portfolio	7,365,675	5,362,383
Balanced Portfolio	8,546,054	6,942,800
Conservative Portfolio	4,694,180	4,062,321
Artisan Mid Cap Fund	3,086,669	395,194
Janus Mid Cap Value Fund	3,610,990	598,165
Columbia Acorn USA Fund	3,230,434	245,221
Vanguard S & P 500 Index Fund	6,788,250	3,705,461
Valmont Industries, Inc. Common Stock	5,349,291	4,199,760
Participant Loans	6,155,878	5,479,290
	178,059,927	150,328,286
CONTRIBUTIONS RECEIVABLE:		
Employer	873,173	2,092,615
Employee	313,511	298,407
NET ASSETS AVAILABLE FOR BENEFITS	$ 179,246,611	$ 152,719,308

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTABLE TO:		
Investment income (loss):		
Net appreciation (depreciation) in investments	$ 23,147,578	$ (16,872,174)
Interest and dividends received on investments	2,101,985	2,065,286
Total investment income (loss)	25,249,563	(14,806,888)
Contributions:		
Employer	4,140,271	5,390,038
Employee	8,493,744	8,499,287
Rollover	142,973	979,820
Transfer in	-	972,194
Total contributions	12,776,988	15,841,339
Total additions	38,026,551	1,034,451
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:		
Participant benefits	11,484,074	13,557,703
Management fees	15,174	24,012
Total deductions	11,499,248	13,581,715
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	26,527,303	(12,547,264)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	152,719,308	165,266,572
End of year	$ 179,246,611	$ 152,719,308

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Valmont Industries, Inc. (the Company) Valmont Employee Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General – The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC) of 1986 covering regular employees, as defined in the Plan documents, who have completed 90 days of service from date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Each year, participants may contribute up to 50% of annual pay on a pretax and/or after-tax basis. Participants may also make roll-over contributions representing distributions from a previous employer's qualified plan. The Company also makes contributions to the Plan. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentage can be changed by the participant daily.

Participant Accounts – Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting – Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

Years of Service	Vesting Percentage
2	25 %
3	50 %
4	75 %
5	100 %

Loans to Participants – The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the prime rate at the origination of the loan plus 1%. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction over a period of six months to four years. Loan transactions are treated as transfers between the Loan Fund and the investment funds.

Benefit Payments – Under the terms of the Plan, distributions may be made in lump sum or installments. Distributions to non-retirees are made in one payment or are deferred until a later date.

Forfeited Accounts – Forfeited accounts are used to reduce future employer contributions. During 2003 and 2002, employer contributions were reduced by $143,689 and $191,662, respectively, due to forfeited nonvested accounts.

Plan Merger – Effective March 28, 2002, the PiRod Inc. Money Purchase Plan was merged into the Plan. The merged assets are treated as "transfers in" in the statements of changes in net assets available for benefits. The merged Plans continue to operate in accordance with the Plan document.

Administrative Costs – Administrative expenses of the Plan are paid by the Plan or the Plan's sponsor as provided in the Plan Document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – Shares of mutual funds managed by registered investment companies and bank common trust funds are valued at quoted market prices. The Company stock is valued at its quoted market price. Participant loans are valued at the aggregate unpaid balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the statements of net assets available for plan benefits.

3. INVESTMENTS

During 2003 and 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $23,147,578 and $(16,872,174) as follows:

	2003	**2002**
Investments at Fair Value as Determined by Quoted Market Price:		
Mutual Funds	$22,290,311	$ (18,053,653)
Valmont Industries, Inc. Common Stock	857,267	1,181,479
Net change in fair value	$23,147,578	$ (16,872,174)

4. RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by Putnam Investment Management, Inc., which is affiliated with the Trustee. Fees paid by the Plan for the administration services to the Trustee amounted to $15,174 and $24,012 for the years ended December 31, 2003 and 2002, respectively. These payments qualify as party-in-interest transactions.

At December 31, 2003 and 2002, the Plan held 231,071 and 216,275 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $4,200,847 and $3,783,073, respectively. During the years ended December 31, 2003 and 2002, the Plan recorded dividend income from these shares of $70,751 and $60,052, respectively.

5. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions to their accounts.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Wells Fargo Stable Return Fund	1,628,511 units	$ 58,195,092
Artisan Mid Cap Fund	119,731 units	3,086,669
Janus Mid Cap Value Fund	177,096 units	3,610,990
Columbia Acorn USA Fund	153,757 units	3,230,434
Vanguard S & P 500 Index Fund	66,111 units	6,788,250
PIMCO Total Return Fund	699,682 units	7,493,598
* The Putnam Fund for Growth and Income	1,258,103 units	22,306,163
* Putnam Voyager Fund	1,256,539 units	20,494,152
* Putnam New Opportunities Fund	216,422 units	8,399,350
* Putnam International Growth Fund	594,040 units	12,344,151
* Putnam Asset Allocation Funds:		
Growth Portfolio	727,833 units	7,365,675
Balanced Portfolio	864,985 units	8,546,054
Conservative Portfolio	531,617 units	4,694,180
Total Mutual Funds		166,554,758
* Valmont Industries, Inc. Common Stock	231,071 shares	5,349,291
* Participant Loans	Interest rates ranging from 5.00% to 11.88%, loans maturing 1/2004 to 12/2007	6,155,878
Total Investments		$ 178,059,927

* Represents Party-in-Interest

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT
SAVINGS PLAN

Dated this 25th day of June, 2004.

By: ______________________________
Mogens C. Bay
Policy Committee Member Chairman

By: ______________________________
Ann F. Ashford
Policy Committee Member

INDEX TO EXHIBITS

Exhibit 23*	— Consent of Deloitte and Touche LLP.

* Filed herewith.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 33-57117 and 333-83251 of Valmont Industries, Inc. on Form S-8 of our report dated June 11, 2004, appearing in this Annual Report on Form 11-K of the Valmont Employee Retirement Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 25, 2004